                                   FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549




(MARK ONE)

[X]  Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of
     1934

For the fiscal year end  December 31, 1997
                        -------------------

                                      Or

[_] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from __________ to __________

                        Commission file number  0-11103
                                               ---------

                              CENTOCOR QUALIFIED
                          SAVINGS AND RETIREMENT PLAN

                           (Full Title of the Plan)

                                Centocor, Inc.
                           200 Great Valley Parkway
                               Malvern, PA 19355

                    (Name of issuer of the securities held
                  pursuant to the plan and the address of its
                          principal executive office)

Centocor Qualified Savings and Retirement Plan
----------------------------------------------
Index to Financial Statements and Schedules
-------------------------------------------



Page 3      Independent Auditors' Report

Page 4 Statements of Net Assets Available for Plan Benefits as of December 31, 1997 and 1996

Page 5 Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 1997, 1996 and 1995

Pages 6-18  Notes to Financial Statements

Page 19     Item 27a - Schedule of Assets Held For Investment Purposes

Page 20     Item 27d - Schedule of Reportable Transactions

                          Independent Auditors' Report
                          ----------------------------

To the Participants of the Centocor Qualified Savings and Retirement Plan and the 401(k) Administrative Committee of Centocor, Inc.:

We have audited the accompanying Statements of Net Assets Available for Plan Benefits of the Centocor Qualified Savings and Retirement Plan as of December 31, 1997 and 1996, and the related Statements of Changes in Net Assets Available for Plan Benefits for each of the years in the three-year period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Centocor Qualified Savings and Retirement Plan at December 31, 1997 and 1996 and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes and schedule of reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG Peat Marwick LLP
Philadelphia, PA

June 8, 1998

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
             STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS


                                                                         December 31,
                                                                ----------------------------
                                                                    1997             1996
                                                                -----------      -----------
Assets:

  CoreStates Money Market Funds and Cash                        $         0      $    19,084

  Investments (Notes 3 and 9):
     Centocor Stock Fund                                          4,176,956        4,385,274
     Vanguard Money Market Reserves - Prime Portfolio             1,029,947                0
     Vanguard Bond Index Fund - Total Bond Market
        Portfolio                                                 1,350,588                0
     Vanguard Index Trust - 500 Portfolio                         9,358,803                0
     Vanguard U.S. Growth Portfolio                               3,213,685                0
     Vanguard/Windsor II                                            288,676                0
     Putnam New Opportunities Class A Shares                        717,034                0
     Templeton Foreign Fund                                         816,362                0
     CoreFund Treasury Reserve Series A                                   0          958,949
     CoreFund Intermediate Bond Fund Series A                             0        1,146,541
     CoreFund Equity Index Fund Series A                                  0        6,815,384
     CoreFund International Growth Fund Series A                          0          650,973
     CoreFund Growth Equity Fund Series A                                 0        2,395,407
     Twentieth Century Vista Fund                                         0          486,977
                                                               ------------     ------------
                                                                 20,952,051       16,839,505

  Interest and dividends receivable                                       0           54,795

  Other assets:
     Employer's contribution receivable (Note 2)                    874,978          319,818
     Loans receivable from participants                             206,160          173,307
                                                               ------------     ------------
                                                                  1,081,138          493,125
                                                               ------------     ------------

      Total assets                                             $ 22,033,189     $ 17,406,509
                                                               ============     ============

Net assets available for Plan Benefits (Notes 2 and 9)         $ 22,033,189   $   17,406,509
                                                               ============   ==============

See accompanying Notes to Financial Statements.


                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
        STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS



                                                          Years ended December 31,
                                         ---------------------------------------------------------
                                               1997              1996                    1995
                                         ---------------  ------------------    ------------------
Additions:
  Interest and other income              $     582,969      $      634,607        $      424,163
  Net appreciation in fair value of
   investments (Notes 3 and 9)               2,239,941           2,105,260             3,542,315

  Contributions (Note 2):
   Employee                                  2,105,712           1,560,255             1,465,024
   Employer                                    874,978             523,631               511,274

  Other income (expense)                       (31,262)             36,646               (22,338)
                                         -------------      --------------        --------------

        Total additions                      5,772,338           4,860,399             5,920,438
                                         -------------      --------------        --------------

Deductions (Note 2):
  Benefits paid                             (1,111,239)         (1,554,006)             (637,320)
  Loan repayments (advances), net              (33,441)            (70,012)               43,352
  Administrative expenses                         (978)             (1,293)               (1,305)
                                         -------------      --------------        --------------
                                            (1,145,658)         (1,625,311)             (595,273)
                                         -------------      --------------        --------------
        Net increase                         4,626,680           3,235,088             5,325,165

Net assets available for Plan Benefits:
  Beginning of year                         17,406,509          14,171,421             8,846,256
                                         -------------      --------------        --------------
  End of year                            $  22,033,189      $   17,406,509        $   14,171,421
                                         =============      ==============        ==============


See accompanying Notes to Financial Statements.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Accounting

       The accompanying financial statements have been prepared on the accrual basis of accounting.

       Investments

       The Centocor Qualified Savings and Retirement Plan's (the "Plan") investments administered by The Vanguard Group, Inc. (the "Trustee") from July 1, 1997 through December 31, 1997 and administered by CoreStates Bank, N.A., the former trustee, through June 30, 1997, are stated at fair value based on the market value of the underlying securities.

       Centocor, Inc. ("Centocor" or the "Company") common shares are carried at market value which is determined by quoted market prices.

       Participant loans are valued at cost which approximates fair value.

       Accounting Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.

       Basis of Security Transactions

       Security transactions are accounted for on the trade date.

NOTE 2 DESCRIPTION OF PLAN

       The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

     General

     Effective January 1, 1985, the Company established the Plan, a defined contribution savings plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Substantially all U.S. employees of the Company, or any of its subsidiaries or affiliates, are eligible to participate in the Plan. Employees may participate as of the first date of his/her employment. Substantially all of the legal, accounting and administrative expenses associated with Plan operations are currently paid by the Company.

     Contributions

     Eligible employees may make voluntary tax-deferred contributions of 1 to 15 percent of their eligible cash compensation up to certain annual limits as prescribed by the U.S. Internal Revenue Code. Maximum annual contributions may be limited at the discretion of the Company.

     Employee contributions are invested as directed by the employee in any of the eight investment programs available under an investment contract with the Trustee (see Note 3). Company contributions are made principally in the Company's Common Stock.

     The Company may elect, but is not required, to make contributions to the Plan for the benefit of the participating employees. To date, contributions have been made as a percentage of the participants' contributions for the year, as determined by the Company's Board of Directors. In 1997, the Company elected to contribute an amount equal to 50 percent of the contributions of each employee. The Company's contribution is based upon annual employee contributions up to a level of 6 percent of their cash compensation. In 1996 and 1995, the Company elected to contribute an amount equal to 40 percent of the contributions of each employee earning less than $70,000 per year and 30 percent of the contributions of each employee earning $70,000 or more per year. Additionally, in 1997, 1996 and 1995, the Company committed to make a contribution equal to 1% of each employee's compensation. At December 31, 1997, 24,021 shares of the Centocor Stock Fund with a fair value of $36.4234 per share determined by the average trade price for the last twenty days in December and $50.76 in cash was due to the Plan from the Company for its 1997 contribution.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

     Participants' Accounts

     Separate accounts are maintained by the Trustee for each participant. Each participant's account reflects the participant's contribution, the Company's contribution, interest, dividends, other income, and gains or losses earned by each of the investment programs. Investment income is reinvested in the same programs.

     Participants may transfer all or a portion of their accounts among the eight investment programs available under the Plan by directly contacting the Trustee. The transfer would take effect immediately upon the participant's notification of the change.

     Vesting

     Employee contributions are fully (100%) vested and non-forfeitable. Employer contributions are fully vested upon death, total and permanent disability, or attainment of age 65; otherwise, employer contributions are subject to vesting percentages based on years of service, as defined by the Plan documents. Employee non-vested forfeitures are used by the Company to offset employer contributions. The employer contributions vesting percentages are as follows:

          Less than one year of service            0%
          One year of service                     20%
          Two years of service                    40%
          Three years of service                  60%
          Four years of service                   80%
          Five or more years of service          100%

     Payment of Benefits

     Benefits from the participants' vested accounts are normally payable to Plan participants upon retirement, death, termination of Company employment or total and permanent disability. Included in plan equity are benefits payable at December 31, 1996 of $150,240 representing amounts due to former employees. There are no benefits payable to former employees at December 31, 1997.

     A participant, while still an employee, may generally withdraw all or a portion of his vested, non-forfeitable tax-deferred contribution account if such amount is needed to defray the cost of a medical emergency, enable the participant to acquire or improve his principal residence, or assist the participant in preventing eviction or foreclosure proceedings. Such a withdrawal

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

     must first be taken as a loan as noted below. Any additional funds required will be distributed as a hardship withdrawal subject to income tax and penalties. Such loan and withdrawal shall not exceed the amount required to meet the immediate financial need created by the hardship and shall not be reasonably available from other sources of the participant.

     Loan Provisions

     Participants may borrow up to 50 percent of their vested account balance not to exceed $50,000 and may have only one loan outstanding at any point of time. All such loans bear interest at prevailing market rates.

NOTE 3 INVESTMENTS

     The number of employees participating in the investment programs at December 31, 1997 was as follows:

         Centocor Stock Fund                                          432

         Vanguard Money Market Reserves - Prime Portfolio             187

         Vanguard Bond Index Fund - Total Bond Market Portfolio       240

         Vanguard Index Trust - 500 Portfolio                         451

         Vanguard U.S. Growth Portfolio                               375

         Vanguard/Windsor II                                          252

         Putnam New Opportunities Class A Shares                      287

         Templeton Foreign Fund                                       240


     The Centocor Stock Fund program consists of shares of Centocor, Inc. Common Stock. The Vanguard Money Market Reserves - Prime Portfolio invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government and federal agencies. The Vanguard Bond Index Fund - Total Bond Market Portfolio invests in U.S. Treasury, federal agency, mortgage backed and corporate securities and attempts to match the performance of the Lehman Brothers Aggregate Bond Index, a widely recognized measure of the entire taxable U.S. bond market. The Vanguard Index Trust - 500 Portfolio invests in all of the 500 stocks that make up the Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance. The Vanguard U.S. Growth Portfolio invests in large, high-quality, seasoned U.S. companies. The Vanguard/Windsor II Fund invests in a diversified group of out-of-

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

     favor stocks of large-capitalization companies. The Putnam New Opportunities Class A Shares invests in a portfolio of stocks in certain emerging industry groups. The Templeton Foreign Fund invests primarily in stocks of companies located outside the United States.

     Custody of the Plan's investments is maintained by the Trustee. Plan investments at December 31, 1997 and 1996 were as follows (see also Note
     9):


Name of Issuer                                                   Number of

 and Title of Issue                                               Shares             Cost            Fair Value
 ------------------

At December 31, 1997
--------------------

Centocor Stock Fund                                                382,856    $2,473,011        $ 4,176,956

Vanguard Money Market Reserves - Prime Portfolio                 1,029,947     1,029,947          1,029,947

Vanguard Bond Index Fund - Total Bond Market  Portfolio            133,854     1,317,723          1,350,588

Vanguard Index Trust - 500 Portfolio                               103,906     8,686,191          9,358,803

Vanguard U.S. Growth Portfolio                                     111,975     3,137,031          3,213,685

Vanguard/Windsor II                                                 10,087       297,432            288,676

Putnam New Opportunities Class A Shares                             14,739       699,939            717,034

Templeton Foreign Fund                                              82,046       940,529            816,362
                                                                                                 ----------
                                                                                                $20,952,051
                                                                                                ===========
Name of Issuer                                                   Number of

 and Title of Issue                                               Shares             Cost            Fair Value
 ------------------

At December 31, 1996
--------------------

Centocor Stock Fund                                                122,665    $2,014,233        $4,385,274

CoreFund Treasury Reserve Series A                                 958,949       958,949           958,949

CoreFund Intermediate Bond Fund Series A                           116,282     1,153,285         1,146,541

CoreFund Equity Index Fund Series A                                217,813     4,972,137         6,815,384

CoreFund International Growth Fund Series A                         49,731       646,438           650,973

CoreFund Growth Equity Fund Series A                               178,230     2,106,668         2,395,407

Twentieth Century Vista Fund                                        33,561       520,755           486,977
                                                                                                ----------
                                                                                               $16,839,505
                                                                                               ===========

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

     Net realized gains of $4,336,733 in 1997 resulted principally from sales in the CoreFund Equity Index Fund, the CoreFund Growth Equity Fund and shares of the Centocor Stock Fund.

     Net realized gains of $1,182,855 in 1996 resulted principally from sales in the CoreFund Equity Index Fund, the CoreFund Growth Equity Fund and shares of the Centocor Stock Fund.

     Net realized gains of $57,260 in 1995 resulted principally from sales in the CoreFund Equity Index Fund and shares of the Centocor Stock Fund.

     The change in net unrealized appreciation (depreciation) on investments as of and for the years ended December 31, 1997, 1996 and 1995 was as follows (see Note 9):


                                                    CoreFund       CoreFund     CoreFund           CoreFund         Twentieth

                                   Centocor       Intermediate      Equity    International      Growth Equity       Century

                                    Stock          Bond Fund      Index Fund      Fund               Fund             Vista

                                    Fund           Series A        Series A     Series A           Series A           Fund

Balance at December 31, 1994       231,627         (56,144)       (101,226)          (1,547)          (13,130)            -

Appreciation                     2,170,773          59,851       1,010,900           31,117           212,414             -
                                 ---------    ------------    ------------    -------------    --------------    -----------

Balance at December 31, 1995     2,402,400           3,707         909,674           29,570           199,284              -

Appreciation (depreciation)        (31,359)        (10,451)        933,573          (25,035)           89,455        (33,778)
                                 ---------    ------------    ------------    -------------    --------------    -----------

Balance at December 31, 1996     2,371,041          (6,744)      1,843,247            4,535           288,739        (33,778)

Appreciation (depreciation)       (667,096)          6,744      (1,843,247)          (4,535)         (288,739)        33,778
                               -----------    ------------    ------------    -------------    --------------    -----------

Balance at December 31, 1997     1,703,945               -               -                -                -              -
                               ===========    ============    ============    =============    ==============    ===========



                               Vanguard Bond       Vanguard

                                Index Fund -        Index         Vanguard                       Putnam New         Templeton

                                Total Bond        Trust - 500    U.S. Growth    Vanguard/       Opportunities        Foreign

                              Market Portfolio     Portfolio      Portfolio      Windsor II        Class A            Fund

Balance at December 31, 1996             -               -               -                -                 -              -

Appreciation (depreciation)         32,865         672,612          76,654           (8,756)           17,095       (124,167)
                               -----------    ------------    ------------    -------------    --------------    -----------

Balance at December 31, 1997        32,865         672,612          76,654           (8,756)           17,095       (124,167)
                               ===========    ============    ============    =============    ==============    ===========

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

NOTE 4  FEDERAL INCOME TAXES

        The Internal Revenue Service has made a determination dated April 26, 1995 that the Plan has complied with the requirements of ERISA and therefore is qualified under the provisions of Section 401(a) of the Internal Revenue Code and is exempt from Federal income tax.

NOTE 5  PLAN TERMINATION

        Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE 6  FORM 5500

        The Plan had not yet prepared its Form 5500 for the year ended December 31, 1997 as of the date of the audit report. The Plan has filed an extension until September 15, 1998 to file its 1997 Form 5500.

NOTE 7  PLAN AMENDMENTS/CHANGES

        Effective July 1, 1997, the Company changed its investment administrator and trustee from Corestates, Bank, N.A. to The Vanguard Group. As a result, new investments have been offered effective July 1, 1997 and the record keeping for the plan is being performed by The Vanguard Group. Contributions and vesting schedules will remain the same, however, the plan changed from quarterly valuation to daily valuation. These changes provide additional services and flexibility to the participants of the Plan.

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 9      Allocation of Plan Assets to Investment Programs

                                                                                      December 31, 1997
                                               -------------------------------------------------------------------------------------
                                                                                                        VANGUARD
                                                        VANGUARD                                       BOND INDEX
                                                     MONEY MARKET        CENTOCOR      PARTICIPANT    FUND - TOTAL    VANGUARD
                                                       RESERVES -         STOCK           LOAN        BOND MARKET   INDEX TRUST -
  ASSETS                                           PRIME PORTFOLIO        FUND            FUND         PORTFOLIO    500 PORTFOLIO
                                               -------------------------------------------------------------------------------------
  VANGUARD MONEY MARKET RESERVES -
     PRIME PORTFOLIO                                  1,029,947             0               0            0               0
  CENTOCOR STOCK FUND                                         0     4,176,956               0            0               0
  VANGUARD BOND INDEX FUND - TOTAL BOND
     MARKET PORTFOLIO                                         0             0               0    1,350,588               0
  VANGUARD INDEX TRUST - 500 PORTFOLIO                        0             0               0            0       9,358,803
  VANGUARD U.S. GROWTH PORTFOLIO                              0             0               0            0               0
  VANGUARD/WINDSOR II                                         0             0               0            0               0
  PUTNAM NEW OPPORTUNITIES CLASS A SHARE                      0             0               0            0               0
  TEMPLETON FOREIGN FUND                                      0             0               0            0               0

  EMPLOYER'S CONTRIBUTION  RECEIVABLE                         0       874,978               0            0               0
  LOANS RECEIVABLE FROM PARTICIPANTS                          0             0         206,160            0               0
                                               -------------------------------------------------------------------------------------
       TOTAL ASSETS                                   1,029,947     5,051,934         206,160    1,350,588       9,358,803
                                               =====================================================================================

                                                                             December 31, 1997
                                               ---------------------------------------------------------------------------
                                                          VANGUARD                   PUTNAM NEW       TEMPLETON
                                                         U.S. GROWTH    VANGUARD/   OPPORTUNITIES      FOREIGN
                                                          PORTFOLIO    WINDSOR II   CLASS A SHARES      FUND       TOTAL
                                               ---------------------------------------------------------------------------
  VANGUARD MONEY MARKET RESERVES -
     PRIME PORTFOLIO                                           0             0               0            0      1,029,947
  CENTOCOR STOCK FUND                                          0             0               0            0      4,176,956
  VANGUARD BOND INDEX FUND - TOTAL BOND
     MARKET PORTFOLIO                                          0             0               0            0      1,350,588
  VANGUARD INDEX TRUST - 500 PORTFOLIO                         0             0               0            0      9,358,803
  VANGUARD U.S. GROWTH PORTFOLIO                       3,213,685             0               0            0      3,213,685
  VANGUARD/WINDSOR II                                          0       288,676               0            0        288,676
  PUTNAM NEW OPPORTUNITIES CLASS A SHARE                       0             0         717,034            0        717,034
  TEMPLETON FOREIGN FUND                                       0             0               0      816,362        816,362

  EMPLOYER'S CONTRIBUTION RECEIVABLE                           0             0               0            0        874,978
  LOANS RECEIVABLE FROM PARTICIPANTS                           0             0               0            0        206,160
                                               ---------------------------------------------------------------------------
       TOTAL ASSETS                                    3,213,685       288,676         717,034      816,362     22,033,189
                                               ===========================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 9   Allocation of Plan Assets to Investment Programs


                                                                              December 31, 1996
                                                    --------------------------------------------------------------------------------
                                                         COREFUND                              COREFUND         COREFUND
                                                         TREASURY      CENTOCOR              INTERMEDIATE        EQUITY
                                                          RESERVE       STOCK      LOAN       BOND FUND        INDEX FUND
   ASSETS                                                 SERIES A      FUND       FUND        SERIES A         SERIES A
                                                    --------------------------------------------------------------------------------
   CORESTATES MONEY MARKET FUNDS AND CASH                  3,933        6,827      5,127            0               3

   CENTOCOR STOCK FUND                                         0    4,367,399          0            0               0
   COREFUND TREASURY RESERVE SERIES A                    948,979        9,970          0            0               0
   COREFUND INTERMEDIATE BOND FUND SERIES A                    0            0          0    1,146,541               0
   COREFUND EQUITY INDEX FUND SERIES A                         0            0          0            0       6,815,384
   COREFUND INTERNATIONAL GROWTH FUND SERIES A                 0            0          0            0               0
   COREFUND GROWTH EQUITY FUND SERIES A                        0            0          0            0               0
   TWENTIETH CENTURY VISTA FUND                                0            0          0            0               0

   INTEREST AND DIVIDENDS RECEIVABLE                           0            0          0        5,742          28,490
   EMPLOYER'S CONTRIBUTION  RECEIVABLE                         0      319,818          0            0               0
   LOANS RECEIVABLE FROM PARTICIPANTS                          0            0    173,307            0               0
                                                   ---------------------------------------------------------------------------------
        TOTAL ASSETS                                     952,912    4,704,014    178,434    1,152,283       6,843,877

                                                   ---------------------------------------------------------------------------
                                                                COREFUND      COREFUND     COREFUND        TWENTIETH
                                                             INTERNATIONAL     GROWTH     CONTRIBUTION/     CENTURY
                                                                GROWTH         EQUITY     DISTRIBUTION       VISTA
                                                                SERIES A       SERIES A      ACCOUNT         FUND       TOTAL
                                                   ---------------------------------------------------------------------------
   CORESTATES MONEY MARKET FUNDS AND CASH                            0           12           3,181             1       19,084

   CENTOCOR STOCK FUND                                               0            0          17,875             0    4,385,274
   COREFUND TREASURY RESERVE SERIES A                                0            0               0             0      958,949
   COREFUND INTERMEDIATE BOND FUND SERIES A                          0            0               0             0    1,146,541
   COREFUND EQUITY INDEX FUND SERIES A                               0            0               0             0    6,815,384
   COREFUND INTERNATIONAL GROWTH FUND SERIES A                 650,973            0               0             0      650,973
   COREFUND GROWTH EQUITY FUND SERIES A                              0    2,395,407               0             0    2,395,407
   TWENTIETH CENTURY VISTA FUND                                      0            0               0       486,977      486,977

   INTEREST AND DIVIDENDS RECEIVABLE                            18,389        2,174               0             0       54,795
   EMPLOYER'S CONTRIBUTION  RECEIVABLE                               0            0               0             0      319,818
   LOANS RECEIVABLE FROM PARTICIPANTS                                0            0               0             0      173,307
                                                     --------------------------------------------------------------------------
        TOTAL ASSETS                                           669,362    2,397,593          21,056       486,978   17,406,509

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


       Note 10  Allocation of Plan Income and Changes in Plan Equity to
                              Investment Programs

                                                               For the Period July 1, 1997 through December 31, 1997
                                            ----------------------------------------------------------------------------------------
                                                                                               VANGUARD
                                              VANGUARD                                        BOND INDEX
                                            MONEY MARKET        CENTOCOR       PARTICIPANT    FUND - TOTAL     VANGUARD
                                            RESERVES -           STOCK            LOAN        BOND MARKET    INDEX TRUST -
                                            PRIME PORTFOLIO      FUND             FUND         PORTFOLIO     500 PORTFOLIO
                                            ----------------------------------------------------------------------------------------
INTEREST & OTHER INCOME                         26,362                   3        6,770           41,358        137,024

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                       0             133,305            0           33,225        702,341

CONTRIBUTIONS:
  EMPLOYEE                                     134,950             100,260            0           51,552        269,716
  EMPLOYER                                           0             874,978            0                0              0

DEDUCTIONS:
  BENEFITS PAID                                 (5,082)            (96,558)      (2,187)          (6,704)      (201,870)
  LOAN REPAYMENTS/(ADVANCES)                   (51,354)               (243)      59,602             (533)       (21,152)
  NET  INTERFUND INVESTMENT REDIRECTION           (155)            (62,043)           0            7,887       (135,027)
                                             --------------------------------------------------------------------------
NET INCREASE                                   104,721             949,702       64,185          126,785        751,032

TRANSFERS IN FROM FORMER TRUSTEE               925,226           4,102,232      141,975        1,223,803      8,607,771
                                             --------------------------------------------------------------------------
PLAN EQUITY AT END OF PERIOD                 1,029,947           5,051,934      206,160        1,350,588      9,358,803
                                             ==========================================================================

                                                       For the Period July 1, 1997 through December 31, 1997
                                             --------------------------------------------------------------------------
                                             VANGUARD                      PUTNAM NEW         TEMPLETON
                                            U.S. GROWTH    VANGUARD/      OPPORTUNITIES        FOREIGN
                                             PORTFOLIO     WINDSOR II     CLASS A SHARES        FUND         TOTAL
                                            ---------------------------------------------------------------------------
INTEREST & OTHER INCOME                        124,552       22,424         43,600               85,725          487,818

NET APPRECIATION (DEPRECIATION)
  IN FAIR VALUE OF INVESTMENTS                  85,220       (8,607)        18,610             (126,350)         837,744

CONTRIBUTIONS:
  EMPLOYEE                                     177,176      144,482        135,570               82,129        1,095,835
  EMPLOYER                                           0            0              0                    0          874,978

DEDUCTIONS:
  BENEFITS PAID                               (155,392)      (2,944)        (7,369)             (10,950)        (489,056)
  LOAN REPAYMENTS/(ADVANCES)                     1,412        5,983          5,312                  973                0
  NET  INTERFUND INVESTMENT REDIRECTION         31,122      127,338          9,091               21,787                0
                                             ---------------------------------------------------------------------------
NET INCREASE                                   264,090      288,676        204,814               53,314        2,807,319

TRANSFERS IN FROM FORMER TRUSTEE             2,949,595            0        512,220              763,048       19,225,870
                                             ---------------------------------------------------------------------------
PLAN EQUITY AT END OF PERIOD                 3,213,685      288,676        717,034              816,362       22,033,189
                                             ===========================================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


       Note 10  Allocation of Plan Income and Changes in Plan Equity to
                              Investment Programs

                                                                                For the Period January 1, 1997 through June 30, 1997
                                            ----------------------------------------------------------------------------------------
                                            COREFUND                                       COREFUND      COREFUND        COREFUND
                                            TREASURY       CENTOCOR       PARTICIPANT    INTERMEDIATE     EQUITY       INTERNATIONAL
                                            RESERVE         STOCK            LOAN         BOND FUND     INDEX FUND        GROWTH
                                            SERIES A        FUND             FUND         SERIES A       SERIES A        SERIES A
                                            ----------------------------------------------------------------------------------------
INTEREST & OTHER INCOME                        22,104              457        6,479           35,381         27,612           64

NET APPRECIATION (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS                     0         (411,690)           0           (3,235)     1,424,512       88,759

CONTRIBUTIONS:
   EMPLOYEE                                    62,821           65,037            0           56,933        384,163       84,939

OTHER INCOME (EXPENSE)                              0          (13,387)           0                0              0            0

DEDUCTIONS:
   BENEFITS PAID                              (65,447)         (49,239)           0          (86,454)      (168,505)    (132,809)
   LOAN ADVANCES                                    0                0      (33,441)               0              0            0
   ADMINISTRATIVE EXPENSES                          0                0         (978)               0              0            0
   NET  INTERFUND INVESTMENT REDIRECTION      (50,547)        (192,960)      (8,519)          68,895         96,112       52,733
                                             -----------------------------------------------------------------------------------

NET INCREASE (DECREASE)                       (31,069)        (601,782)     (36,459)          71,520      1,763,894       93,686

PLAN EQUITY AT BEGINNING OF PERIOD            952,912        4,704,014      178,434        1,152,283      6,843,877      669,362

TRANSFERS OUT TO SUCCESSOR TRUSTEE           (921,843)      (4,102,232)    (141,975)      (1,223,803)    (8,607,771)    (763,048)
                                             -----------------------------------------------------------------------------------
PLAN EQUITY AT END OF PERIOD                        0                0            0                0              0            0
                                             ===================================================================================

                                            For the Period January 1, 1997 through June 30, 1997
                                            ------------------------------------------------------------
                                            COREFUND                           TWENTIETH
                                             GROWTH          COREFUND           CENTURY
                                             EQUITY        CONTRIBUTION/         VISTA
                                            SERIES A       DISTRIBUTION          FUND         TOTAL
                                            ------------------------------------------------------------
INTEREST & OTHER INCOME                           2,994          13                   47           95,151

NET APPRECIATION (DEPRECIATION)
   IN FAIR VALUE OF INVESTMENTS                 371,486           0              (67,635)       1,402,197

CONTRIBUTIONS:
   EMPLOYEE                                     236,048           0              119,936        1,009,877

OTHER INCOME (EXPENSE)                                0     (17,875)                   0          (31,262)

DEDUCTIONS:
   BENEFITS PAID                               (110,165)          0               (9,564)        (622,183)
   LOAN ADVANCES                                      0           0                    0          (33,441)
   ADMINISTRATIVE EXPENSES                            0           0                    0             (978)
   NET  INTERFUND INVESTMENT REDIRECTION         51,639         189              (17,542)               0
                                             ------------------------------------------------------------

NET INCREASE (DECREASE)                         552,002     (17,673)              25,242        1,819,361

PLAN EQUITY AT BEGINNING OF PERIOD            2,397,593      21,056              486,978       17,406,509

TRANSFERS OUT TO SUCCESSOR TRUSTEE           (2,949,595)     (3,383)            (512,220)     (19,225,870)
                                             ------------------------------------------------------------
PLAN EQUITY AT END OF PERIOD                          0           0                    0                0
                                             ============================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

                                        Note 10  Allocation of Plan Income and Changes in Plan Equity to Investment Programs


                                                                       Year ended December 31, 1996
                                               ------------------------------------------------------------------------------
                                                COREFUND                            COREFUND         COREFUND    COREFUND
                                                TREASURY    CENTOCOR              INTERMEDIATE        EQUITY    INTERNATIONAL
                                                RESERVE      STOCK        LOAN     BOND FUND        INDEX FUND    GROWTH
                                                SERIES A      FUND        FUND      SERIES A         SERIES A    SERIES A
                                               ------------------------------------------------------------------------------

   INTEREST & OTHER INCOME                         46,540        2,534      8,135       60,408          159,992      58,615

   NET APPRECIATION (DEPRECIATION)
      IN FAIR VALUE OF INVESTMENTS                      0      929,463          0      (11,606)       1,090,939      (6,308)

   CONTRIBUTIONS:
      EMPLOYEE                                     85,287      247,196          0       92,157          533,457     112,261
      EMPLOYER                                          0      523,631          0            0                0           0

   OTHER INCOME (EXPENSE)                               0      (32,487)         0            0                0           0

   DEDUCTIONS:
      BENEFITS PAID                               (99,571)    (358,319)         0     (110,901)        (646,210)   (115,260)
      LOAN ADVANCES                                     0            0    (70,012)           0                0           0
      ADMINISTRATIVE EXPENSES                           0            0     (1,293)           0                0           0
      NET INTERFUND INVESTMENT REDIRECTION        (53,255)  (2,272,452)   110,136     (135,010)         770,054     306,378
                                                  ----------------------------------------------------------------------------
   NET INCREASE (DECREASE)                        (20,999)    (960,434)    46,966     (104,952)       1,908,232     355,686

   PLAN EQUITY AT BEGINNING OF PERIOD             973,911    5,664,448    131,468    1,257,235        4,935,645     313,676
                                                  ----------------------------------------------------------------------------
   PLAN EQUITY AT END OF PERIOD                   952,912    4,704,014    178,434    1,152,283        6,843,877     669,362
                                                  ============================================================================


                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


                                        Note 10  Allocation of Plan Income and Changes in Plan Equity to Investment Programs


                                                          Year ended December 31, 1996
                                             --------------------------------------------------------
                                                  COREFUND                   TWENTIETH
                                                   GROWTH      COREFUND       CENTURY
                                                   EQUITY     CONTRIBUTION/    VISTA
                                                  SERIES A    DISTRIBUTION      FUND       TOTAL
                                             --------------------------------------------------------

   INTEREST & OTHER INCOME                           261,348          641        36,394      634,607

   NET APPRECIATION (DEPRECIATION)
      IN FAIR VALUE OF INVESTMENTS                   136,612            0       (33,840)   2,105,260

   CONTRIBUTIONS:
      EMPLOYEE                                       346,090            0       143,807    1,560,255
      EMPLOYER                                             0            0             0      523,631

   OTHER INCOME (EXPENSE)                                  0       69,133             0       36,646

   DEDUCTIONS:
      BENEFITS PAID                                 (212,073)           0       (11,672)  (1,554,006)
      LOAN ADVANCES                                        0            0             0      (70,012)
      ADMINISTRATIVE EXPENSES                              0            0             0       (1,293)
      NET INTERFUND INVESTMENT REDIRECTION           988,914      (67,054)      352,289            0
                                               -----------------------------------------------------
   NET INCREASE (DECREASE)                         1,520,891        2,720       486,978    3,235,088

   PLAN EQUITY AT BEGINNING OF PERIOD                876,702       18,336             0   14,171,421
                                               -----------------------------------------------------
   PLAN EQUITY AT END OF PERIOD                    2,397,593       21,056       486,978   17,406,509
                                               =====================================================

                CENTOCOR QUALIFIED SAVINGS AND RETIREMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS


Note 10   Allocation of Plan Income and Changes in Plan Equity to Investment Programs


                                                                               Year ended December 31, 1995
                                               -------------------------------------------------------------------------------------
                                                  COREFUND                            COREFUND        COREFUND      COREFUND
                                                  TREASURY     CENTOCOR             INTERMEDIATE       EQUITY     INTERNATIONAL
                                                  RESERVE       STOCK       LOAN     BOND FUND       INDEX FUND     GROWTH
                                                  SERIES A       FUND       FUND      SERIES A        SERIES A      SERIES A
                                               -------------------------------------------------------------------------------------
   INTEREST & OTHER INCOME                         49,704          450     14,275      70,944          236,371       10,192

   NET APPRECIATION IN FAIR VALUE
      OF INVESTMENTS                                    0    2,188,065          0      53,559        1,047,993       31,540

   CONTRIBUTIONS:
      EMPLOYEE                                    127,589      200,024          0     138,142          510,484      118,835
      EMPLOYER                                      1,485      469,797          0       5,383           13,140        4,173

   OTHER INCOME (EXPENSE)                               0       12,941          0           0                0            0

   DEDUCTIONS:
      BENEFITS PAID                               (38,599)    (169,136)     9,660     (65,418)        (295,346)      (3,044)
      LOAN REPAYMENTS                                   0            0     43,352           0                0            0
      ADMINISTRATIVE EXPENSES                           0            0     (1,305)          0                0            0
      NET INTERFUND INVESTMENT REDIRECTION        (26,846)     401,742    (46,120)     19,689            5,932      (59,783)
                                               ----------------------------------------------------------------------------
   NET INCREASE (DECREASE)                        113,333    3,103,883     19,862     222,299        1,518,574      101,913

   PLAN EQUITY AT BEGINNING OF PERIOD             860,578    2,560,565    111,606   1,034,936        3,417,071      211,763
                                               ----------------------------------------------------------------------------
   PLAN EQUITY AT END OF PERIOD                   973,911    5,664,448    131,468   1,257,235        4,935,645      313,676
                                               ============================================================================

                                                  Year ended December 31, 1995
                                               -------------------------------------
                                                  COREFUND
                                                   GROWTH       COREFUND
                                                   EQUITY      CONTRIBUTION/
                                                  SERIES A     DISTRIBUTION   TOTAL
                                               -------------------------------------
   INTEREST & OTHER INCOME                         41,541           686      424,163

   NET APPRECIATION IN FAIR VALUE
      OF INVESTMENTS                              221,158             0    3,542,315

   CONTRIBUTIONS:
      EMPLOYEE                                    369,950             0    1,465,024
      EMPLOYER                                     17,296             0      511,274

   OTHER INCOME (EXPENSE)                               0       (35,279)     (22,338)

   DEDUCTIONS:
      BENEFITS PAID                               (71,211)       (4,226)    (637,320)
      LOAN REPAYMENTS                                   0             0       43,352
      ADMINISTRATIVE EXPENSES                           0             0       (1,305)
      NET INTERFUND INVESTMENT REDIRECTION       (300,510)        5,896            0
                                               -------------------------------------
   NET INCREASE (DECREASE)                        278,224       (32,923)   5,325,165

   PLAN EQUITY AT BEGINNING OF PERIOD             598,478        51,259    8,846,256
                                               -------------------------------------
   PLAN EQUITY AT END OF PERIOD                   876,702        18,336   14,171,421
                                               =====================================



                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                         YEAR ENDED DECEMBER 31, 1997



Description of Assets:           Number of Shares        Cost          Market
---------------------            ----------------        ----          ------

Centocor Stock Fund                       382,856        $2,473,011    $4,176,956

Vanguard Money Market
  Reserves - Prime Portfolio            1,029,947        $1,029,947    $1,029,947

Vanguard Bond Index Fund -
  Total Bond Market Portfolio             133,854        $1,317,723    $1,350,588

Vanguard Index Trust - 500
  Portfolio                               103,906        $8,686,191    $9,358,803

Vanguard U.S. Growth Portfolio            111,975        $3,137,031    $3,213,685

Vanguard/Windsor II                        10,087        $  297,432    $  288,676

Putnam New Opportunities
  Class A Shares                           14,739        $  699,939    $  717,034

Templeton Foreign Fund                     82,046        $  940,529    $  816,362

                            Number of Participants       Cost          Market
                            ----------------------       ----          ------

Loans from participants                        42        $  206,160    $  206,160



                                   CENTOCOR
                     QUALIFIED SAVINGS AND RETIREMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                         YEAR ENDED DECEMBER 31, 1997



Identity of Party                                        Purchase      Selling         Cost          Net
 Involved              Description of Assets              Price         Price        of Asset    Gain/(Loss)
-----------------      ---------------------             --------      -------       --------    -----------

CoreStates Bank NA      Centocor Stock Fund               512,685       314,001       153,600       160,401

CoreStates Bank NA      CoreFund Treasury
                         Reserve Series A               1,321,764     2,270,743     2,270,743             0

CoreStates Bank NA      CoreFund Intermediate
                         Bond Fund Series A               161,214     1,304,520     1,314,499        (9,979)

CoreStates Bank NA      CoreFund Equity Index
                         Fund Series  A                   697,643     8,937,539     5,669,780     3,267,759

CoreStates Bank NA      CoreFund International
                         Growth Fund Series A             164,618       904,350       811,056        93,294

CoreStates Bank NA      CoreFund Growth
                         Equity Fund Series A             309,151     3,076,044     2,415,819       660,225

CoreStates Bank NA      Twentieth Century Vista Fund      292,280       711,622       813,035      (101,413)

CoreStates Bank NA      CoreFund Liquidity Fund         9,764,155     9,776,787     9,776,787             0

The Vanguard Group,     Vanguard Money Market
 Inc.                    Reserves -


                        Prime Portfolio                 1,107,817       104,232       104,232             0

The Vanguard Group,     Centocor Stock Fund             2,596,241       473,890       245,580       228,310
 Inc.

The Vanguard Group,     Vanguard Bond Index Fund -
 Inc.                    Total Bond Market Portfolio    1,295,448        19,803        19,443           360


The Vanguard Group,     Vanguard Index Trust -
 Inc.                    500 Portfolio                  9,056,428       566,719       536,990        29,729


The Vanguard Group,     Vanguard U.S. Growth Portfolio  3,249,555       254,208       245,642         8,566
 Inc.

The Vanguard Group,     Vanguard/Windsor II               279,440         4,730         4,581           149
 Inc.

The Vanguard Group,     Putnam New Opportunities Class A
 Inc.                    Shares                           704,385        51,076        49,561         1,515


The Vanguard Group,     Templeton Foreign Fund            882,800        23,630        25,813        (2,183)
 Inc.

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Directors has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                   CENTOCOR QUALIFIED SAVINGS
                                   AND RETIREMENT PLAN



June 8, 1998                       By: /s/ David P. Holveck
                                       ---------------------
                                      David P. Holveck
                                      Chief Executive Officer, and
                                      Director (principal executive
                                      officer)